

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2013

Via E-mail
Ms. Linda M. Breard
Chief Financial Officer
Quantum Corporation
1650 Technology Drive, Suite 800
San Jose, CA 95110

Re: **Quantum Corporation**
Form 10-K for the Fiscal Year Ended March 31, 2012
Filed June 14, 2012
Form 10-Q for the Quarterly Period Ended December 31, 2012
Filed February 8, 2013
File No. 001-13449

Dear Ms. Breard:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief